Mail Stop 6010

August 10, 2007

Charles E. Harris
Chief Executive Officer
Intellon Corporation
5100 West Silver Springs Boulevard
Ocala, California 34482

> **Re:** **Intellon Corporation**
> **Registration Statement on Form S-1**
> **Filed July 12, 2007**
> **File No. 333-144520**

Dear Mr. Harris:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range, and other information that was left blank throughout the document.

Graphics

2.   Please revise the graphics to clarify which products and services you sell. Also, please clarify whether any of your products and services depicted in the graphics has not generated substantial revenues.

Prospectus Summary, page 1

3. Please prominently highlight in your prospectus summary your disclosure on page 56 that most of your HomePlug products to date have been used in adaptors that are used to connect computers within a home through existing electrical wiring.

4. Please provide us with independent support for your statements of leadership on pages 1, 2 and 3 and throughout your prospectus.

5. Please ensure that the information that you provide in your summary is balanced with positive and negative information provided with equal prominence. We note, for example, that

    - you quantify your revenue growth on page 2, but you do not quantify your history of losses and accumulated deficit until page 6; and
    - you provide separately captioned and explained bullet points about your strengths on page 3, but you provide a brief bullet list of risks on page 4.

In order to broaden the market acceptance of our products, page 9

6. Please expand the appropriate section to discuss the material terms of the technology collaboration and license agreement, such as the duration of the agreement.

HomePlug powerline communication solutions, page 10

7. Refer to the percentages in the first sentence. With a view toward disclosure required by Regulation S-K Item 101(c)(1)(i), please tell us the percentages for each of the last three years.

The development of new industry standards, page 12

8. With a view toward clarified disclosure, please tell us about information you have regarding the market penetration and related trends of each of the existing standards.

Claims that we have infringed…, page 16

9. With a view toward more specific disclosure, please tell us about the status of the communications regarding infringement, including the scope of your products involved and the nature of the latest communication regarding each claim.

Changes to current or future laws, page 17

10.   Please expand the last sentence of the second paragraph of this risk factor to quantify the extent to which your business could be harmed.

Cautionary Note Regarding Forward Looking Statements, page 29

11.   Please provide us with copies of the sources of all third-party data included in the prospectus. Please mark the materials so that they are keyed to the disclosure. Please tell us whether:

*   the data is publicly available,
*   whether the sources of the cited data have consented to your use of their names and data,
*   you commissioned any of the data, or
*   it was prepared for use in this registration statement.

        Also, tell us about any other relationship between you and the authors of the data.

12.   You may not disclaim your responsibilities under the federal securities laws. Please revise the fourth sentence of the last paragraph of this section to remove any implication to the contrary.

Use of Proceeds, page 30

13.   Please disclose the amount of proceeds currently intended to be used for capital expenditures.

14.   In an appropriate, clearly identified section of your prospects, please describe and quantify the interests of each of your affiliates in this offering. For example, we note the reference to vesting of options and restricted stock on page 102. If you do not provide the disclosure in this section, please identify in this section where investors can find the disclosure.

Capitalization, page 32

15.   Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

16.   We see that the pro forma data in your filing is not complete. We will review this pro forma data once you complete the disclosures.

Critical Accounting Policies and Estimates, page 42

Revenue Recognition, page 43

17.   We see your critical accounting policy regarding revenue recognition. However,
        the disclosure merely repeats the policies from your significant accounting
        policies footnote with minimal elaboration. Please expand to describe the specific
        factors that in your view make it critical. Discuss the nature of estimates and
        uncertainties about those estimates inherent to your revenue recognition policy,
        including how you make those estimates. Discuss how different assumptions,
        methods or conditions might effect your financial statements.

Comparison of Years Ended December 31, 2006, 2005 and 2004, page 46

18.   We note that your discussion of the significant changes in sales, cost of sales and
        gross profit is limited and does not quantify the specific reasons for material
        changes in line items in the financial statements. Please revise to present and
        quantify each significant factor that contributed to the changes, including
        offsetting factors, for sales, cost of sales and gross profit. Trends and uncertainties
        that may have a material impact upon revenues or operating results should also be
        discussed. In addition, separately describe and quantify the effects of changes in
        prices and volume of your product offerings on your operating results. Refer to
        Item 303 (a)(3)(iii) of Regulation S-K. Please also apply this comment to your
        discussion of the three months ended March 31, 2007.

Revenue, page 46

19.   Please discuss the reasons for the changes in revenue from significant customers.

Quarterly Results of Operations, page 48

20.   Please expand quarterly information to include earnings per share information.

Overview, page 53

21.   Please reconcile the disclosure on page 53 that Aztech Systems is an original
        equipment manufacturer with the disclosure on page 40 that Aztech is an original
        design manufacturer.

22.   Please tell us the criteria used to determine which customers to identify on pages
        53 and 65. Also tell us whether there are any other customers that satisfy those
        criteria.

Other Markets, page 56

23.   Please clearly distinguish between applications from which you currently generate revenue and potential applications.

Strong Business Relationships, page 58

24.   Please clarify the nature of the relationships. Disclose the obligations of the parties to relationships, including how they provide you access to identify customer needs. File related material agreements as exhibits to the registration statement.

Intellectual Property, page 63

25.   Please clarify the number, expiration and scope of your patents that are not subject to your obligation to license property to alliance members.

26.   We note your references to your reliance on licenses here and on page 16. Please disclose the material terms of the licenses, including duration, termination provisions, and scope of property involved. Also, file the material licenses as exhibits to the registration statement.

Competition, page 66

27.   With a view toward clarifying your competitive position, please tell us whether competitors' products offer all of the features of your products summarized in the table on page 60? Do they offer more features, like a faster PHY rate?

Director Compensation, page 72

28.   Please quantify the number of options to be granted to the existing directors per the first bullet point.

Compensation Discussion and Analysis, page 75

29.   Please discuss how you determined Mr. Carr's termination compensation. See instruction 2 to Regulation S-K Item 402(b).

30.   Please discuss the Transaction Incentive Program mentioned on page F-29. File all related agreements as exhibits to the registration statement.

Base Salaries, page 79

31.   Please expand your disclosure to revise vague statements about compensation
        decisions with specific information. For example:

    - Regarding Mr. Harris's 2006 base salary increase, please clarify how the
      board measured "improved business and operating condition." Clarify how the
      board chose the percentage increase to recognize those contributions.
    - Please describe how the board determined that the revised 2006 base salary
      for Mr. Harris and Mr. Casby "remained competitive."
    - Please clarify how the input from the search firm indicated that the disclosed
      salaries and bonus targets were necessary to induce Mr. Furtney and Mr.
      McGee to join your company. Please provide similar disclosure regarding
      how the board determined the size of Mr. Furtney's discretionary bonus and
      equity grants.
    - Please specify which "operating results," other than revenue growth, were the
      basis of Mr. Casby's 2006 increase and how he contributed to achieving those
      results. Clarify how the board chose the percentage increase to recognize
      those contributions.
    - Please describe the specific components of "job performance" that were the
      basis for increasing Mr. Furtney's 2007 compensation above the established
      50th percentile target.
    - Please explain how the board determined that the 75th percentile was the
      appropriate level to which to raise Mr. Furtney's 2007 salary.

Short-Term Cash Incentive Awards, page 80

32.   We note that you have not provided specific disclosure about the identity of the
        company and individual goals to be achieved in order for your executive officers
        to earn their awards. Please provide such disclosure or alternatively tell us why
        you believe that the disclosure of such information would result in competitive
        harm such that the information could be excluded under Instruction 4 to Item
        402(b). To the extent that it is appropriate to omit specific targets, discuss how
        difficult it would be for the executive or how likely it will be for the registrant to
        achieve the target levels or other factors. Please see Instruction 4 to Item 402(b).

33.   With a view toward clarified disclosure, please show us your calculations that
        demonstrate that the various percentages mentioned this section were used to
        establish the amount of the awards granted in 2006. For variances from the
        formulas disclosed, please revise your disclosure to discuss why the board
        determined that a variance was appropriate and how it determined the amount of
        the variance.

2006 and 2007 Equity Incentive Awards, page 85

34.   Please specify the changes to Mr. Harris' employment agreement that achieved the goals of the renegotiation that you cite in the third paragraph.

35.   Please disclose how the committee determined the amount of consideration that it was willing to pay for the renegotiation.

36.   Please specify where the 2007 grants caused each executive officer to be within the percentile range targeted by the compensation committee.

Severance and Change-in-Control Agreements, page 88

37.   Please revise the reference to "consistent with current market practices" in the last sentence to be more specific. For example, do all of your identified peer companies provide the same payments to named executives upon a change in control?

Grant of Plan-Based Awards, page 90

38.   Please tell us why this table does not include information regarding the cash incentive award plans described in your disclosure beginning on page 80.

Potential Payments upon Termination or Change-in-Control, page 92

39.   Please tell us why the tables do not include the tax gross-up that you are required to pay.

2007 Equity Incentive Plan, page 102

40.   Please clarify whether the 6% reservation refers to outstanding or authorized shares. Likewise, please clarify the disclosure regarding the 2% reservation on page 104.

Related-Party Transactions, page 106

41.   Please identify for us the related party who owns your facility as mentioned on page F-28. Also tell us why that lease is not described in this section.

Preferred Stock Issuances, page 106

42.   Please also disclose the price of the preferred stock per common share into which it will be converted in connection with this offering.

43.   Please disclose the amount of dividends to be paid to the related parties.

Stockholders Agreements, page 107

44.   Please tell us which section of which exhibit contains the automatic termination provision referred to in this section.

Customer Relationships, page 107

45.   Please tell us why you have not disclosed the revenue from CURRENT Group in 2007.

Policies and Procedures, page 109

46.   Please provide the disclosure required by Regulation S-K Item 404(b) regarding the standards to be applied to your policies and procedures.

Principal and Selling Stockholders, page 110

47.   With a view toward disclosure, please tell us when the selling stockholders acquired the offered shares, and the amount of consideration paid.

48.   Please tell us whether the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

-   The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and
-   At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

        Please revise as appropriate.

49.   Please clarify whether the shares mentioned in penultimate sentence of footnote 3 are included in the table. If they are not included in the table, please tell us the basis for the exclusion.

50.   Please tell us how the Fidelity entities and United Microelectronics Corporation operate such that no individuals directly or indirectly have or share beneficial

> ownership of the shares held in the name of the entities. For example, how do the entities determine whether to sell the shares and how to exercise the voting rights associated with the shares?

Description of Capital Stock, page 114

51.   Please disclose the number of holders of your common equity.

U.S. Federal Consequences to Non-U.S. Holders, page 121

52.   You may not disclaim responsibility for your disclosure. Please revise the statements on page 123 that the disclosure "is for general information only" and "not tax advice" accordingly.

Financial Statements, page F-1

53.   Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X. An updated accountant's consent should also be included with any amendment to the filing.

Consolidated Statement of Operations, page F-5

54.   We see that you have presented a pro forma balance sheet as of March 31, 2007 to reflect the change in capitalization at the effectiveness of the IPO from the conversion of redeemable convertible preferred stock into common stock. Pro forma earnings per share that reflect the change in your capital structure after the offering would appear appropriate as well. Refer to SAB Topic 1B2 and Article 11 of Regulation S-X.

55.   We note that your Series A, Series B and Series C is convertible into Common Stock only if the initial public offering aggregate proceeds raise at least $30 million of net proceeds at a purchase price of not less than $2.6766 per share. If your offering price per share is not at least $2.6766 per share and the offering does not raise at least $30 million, it appears that the pro forma adjustment will not be accurate. Please advise.

Revenue Recognition, page F-10

56.   We note that certain end-users of your products have price concessions and that you can reasonably estimate these pricing concessions and recognize revenue upon shipment under SFAS 48. Please tell us more about these price concessions and how you have met all of the conditions set forth in paragraphs 6-8 of SFAS 48 to recognize revenue at shipment.

57.   We also note that distributors "generally do not have any right of return." Please tell us circumstances when they would have a right of return. Confirm that transactions with these distributors qualify as sales at shipment. Specifically address each requirement of paragraph 6 of SFAS 48 in your response. Lastly, specifically address any stock rotation rights or other post shipments obligations granted to distributors.

Note 2. Acquisition, page F-15

58.   We see that on January 29, 2004 you acquired certain assets and liabilities of Cogency Semiconductor. As part of the transaction, you issued Series A-1 and Series A-2 redeemable convertible preferred stock with a combined fair value of $1.5 million. Please tell us how you determined the fair market value of the convertible preferred stock issued in the transaction. Please also revise the filing to comply.

Note 4. Stock-Based Compensation, page F-17

59.   We note that on pages 44, 72, 78, 83, 85, 86, 87 and F-18 you refer to using the valuation of an independent third party valuation firm when determining fair value of your common stock. While management may elect to take full responsibility for valuing the equity instruments, if you choose to continue to refer to the expert in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

60.   Provide us with an itemized chronological schedule detailing each issuance of your common shares, preferred shares, stock options and warrants since July 2006 through the date of your response. Include the following information for each issuance or grant date:

- Number of shares issued or issuable in the grant
- Purchase price or exercise price per share
- Any restriction or vesting terms
- Management's fair value per share estimate
- How management determined the fair value estimate
- Identity of the recipient and relationship to the company
- Nature and terms of any concurrent transactions with the recipient
- Amount of any recorded compensation element and accounting literature relied upon to support the accounting.

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management's fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Note 7. Redeemable Convertible Preferred Stock, page F-23

61.   To help us better understand your classification and accounting for each class of preferred stock and warrants please address the following:

- Describe the material terms of all related agreements, such as registration rights agreements, details of adjustable conversion terms or details of all anti-dilution provisions. Include any circumstances that you may be required to pay penalties or can only provide registered shares.
- Describe how you have accounted for each class of convertible preferred stock and related warrants, including any embedded derivatives requiring bifurcation pursuant to SFAS 133 and EITF 00-19.

In this regard, as applicable, please refer to the guidance provided in SFAS 150, EITF 05-04, EITF 00-19 and the Division of Corporation Finance's Current Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

62.   Revise to clarify that accrued dividends owed to the redeemable convertible preferred stock investors will convert into share of common stock immediately prior to completion of the offering as discussed on page 31. Also, please confirm that the pro forma information presented on the balance sheet includes the effect of the accrued dividends that convert to common stock.

Subsequent Events, page F-32

63.   We note on page 72, that you plan to grant options having a Black-Scholes value of $185,000 to each new and existing board member at the completion of this offering. Please quantify the amount of options to be issued and how they will be valued and recorded.

Undertakings, page II-6

64.   Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Exhibits, page II-9

65.   Please tell us why you have not yet filed agreements that have already been executed, like exhibit 10.16.

66.   Please be advised that any comments on the confidential treatment application will be issued in a separate letter. Comments on your application must be resolved and the application must be complete before you submit your request for acceleration of the effective date of the pending registration statement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Trevor Chaplick, Esq.